ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 5, 2015	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (the “Registrant”) Investment Company Act Registration No. 811-07651 Registration Statement on Form N-14 (File No. 333-203809)

Messrs. Zapata and Burak:

This letter provides the Registrant’s response to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Messrs. Alberto Zapata and Tony Burak on May 28, 2015 regarding the above-referenced Registration Statement of the Registrant on Form N-14, filed on May 1, 2015 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of VY DFA World Equity Portfolio, a series of Voya Investors Trust by Voya Global Value Advantage Portfolio (the “Acquiring Portfolio), a series of the Registrant in exchange for shares of the Acquiring Portfolio (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please confirm that the footnote references in the Combined Portfolio Pro Forma column for Class I shares in the “Annual Portfolio Operating Expenses” table are correct.
Response: The Registrant has amended the footnotes for the definitive filing.
2.	Comment: Please confirm whether the “Future Allocation of Premiums” paragraph in the “Additional Information about the Reorganization” section is applicable and delete brackets and bracketed text as appropriate.
Response: The “Future Allocation of Premiums” paragraph is applicable and the Registrant has deleted brackets and bracketed text, as appropriate, for the definitive filing.

3.	Comment: Please confirm supplementally that there were no Board considerations, other than those described in the “What factors did the Board consider?” section of the Registration Statement, adverse to the ultimate Board determination to recommend the Merger to shareholders.
Response: The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are adequately set forth in this section.
4.	Comment: In the “Notes to the DFA Portfolio and GVA Portfolio Pro Forma Financial Statements (unaudited)” section, please explain the extent to which portfolio securities of the Acquired Portfolio may be repositioned in preparation for the Merger.
Response: The Registrant will include the requested language in the definitive filing.

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The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filing captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

* * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:	Elizabeth Reza, Esq. Timothy Diggins, Esq. Kristen Freeman, Esq.

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